Exhibit 99.2

Greg Spierkel Chief Executive Officer
September 21, 2007
Mr. Alain Monié
Ingram Micro Asia Pacific
260 Orchard Road
#09-01 The Heeren
Singapore 238855
Dear Alain:
It is my pleasure to confirm that on July 28, 2007 the Board of Directors of Ingram Micro Inc. approved your election to the position of President and Chief Operating Officer effective August 1, 2007. You will be based in Santa Ana and will report directly to me. This offer is subject to you securing the necessary immigration and work authorizations for the United States.
The Human Resources Committee of the Board of the Directors has approved the following compensation package effective with your promotion: Your salary grade will increase from E7 to E8. Your base salary will increase to $25,000 bi-weekly (approximately $650,000 annualized) to be paid on the company’s U.S. bi-weekly payroll schedule. However, you will continue to be compensated in Singapore dollars on a monthly basis through the Singapore payroll system until your physical move to Santa Ana. You will be eligible to participate in the standard health and employee benefit programs of Ingram Micro Inc. (U.S.) upon your transfer to the U.S. payroll system. Details regarding the various U. S. benefit programs will be provided to you under separate cover.
Effective September 30, 2007, all allowances and benefits currently provided by the Company related to your employment in Singapore will cease including; housing assistance, home leave, French social insurances and French pension scheme, “Caisse Nationale d’Assurance Viellesse” (CNAV), French voluntary scheme (CFE), the various complementary French schemes (CRE, IRCAFEX, ASSEDIC, etc.) supplemental life insurance premiums, Singapore provident fund payments and company provided automobile.
You will be eligible to participate in the 2007 Annual Executive Incentive Award Program and your Target Award will increase from 70% to 90% of your base salary, based on salary paid from the effective date of your promotion through December 31, 2007. For the period August 1, 2007 through December 31, 2007 your annual incentive award will be based on overall corporate financial performance. Any payment earned for this portion will be paid in late March 2008 (or when payment of the earned 2007

Alain Monié
September 21, 2007

annual executive incentive awards is made to the other executive officers). Details regarding the 2007 Corporate Annual Executive Incentive Award Program will be provided to you within 30 days.
For your participation in the Asia Pacific Region Annual Executive Incentive Award Program for the period January 1, 2007 through July 31, 2007 your earned award (if any) will be based on the financial results of the Asia Pacific Region. Payment of this award will be paid to you (prior to your departure from Singapore). Region results will be paid based on the accrued Asia Pacific Region results through July 2007. If the amount earned based on actual full-year Asia Pacific results is greater than what was paid in Singapore, then the additional award earned will be paid in late March 2008 (or when payment of the earned 2007 annual executive incentive award is made to the other executive officers) and will be tax equalized back to Singapore.
In recognition of your promotion, the Board of Directors has also approved granting you options to purchase 42,929 shares of Ingram Micro Class A Common Stock. These options will be granted with an exercise price equal to the closing price of Ingram Micro stock as reported on the New York Stock Exchange on August 1, 2007 ($20.21). These options will vest 33.3% on the first anniversary of the grant date, and each year thereafter through 2010.
Prior to your relocation to Santa Ana, you will receive a prorated payment under the 2005-2007 Long-Term Executive Cash Incentive Award Program based upon the program’s results through Q2 2007 and prorated through July 2007 (31/36ths). This payment is an advance against the full earned award (if any) that is approved following the end of the 3-year measurement period. The balance of the full earned award, if any, will be paid in March 2008 (or when payment of the 2005-2007 cash LTIP is made to the other executive officers), with any true up made at that time. If the amount actually earned while you were in Singapore is greater than what was paid prior to your relocation to the U.S., then the additional amount paid will be tax equalized back to Singapore.
In addition, you will continue to participate in the 2006-2008 and 2007-2009 Executive Long-Term Performance Share Programs. Effective with your promotion, your Target Award under the terms of these programs will increase on a prorated basis as follows:
•	2006-2008 Program from 20,129 RSUs to 32,367 RSUs (an increase of 12,238)

•	2007-2009 Program from 19,159 RSUs to 30,696 RSUs (an increase of 11,537)
For the 2006-2008 Performance Share Program and the 2007-2009 Performance Share Program, you will pay tax in the U.S. at the time of vesting, based upon the value at vesting. Ingram Micro will reimburse you the difference between US tax and Singapore tax (20%), plus gross up, for the pro-rata portion that was earned while you were in Singapore

Alain Monié
September 21, 2007

Ingram Micro will pay the exit tax on all equity at time of your relocation to the U.S., based upon the difference between grant price and closing price on the date tax is assessed. Upon exercise of any options that were granted in Singapore prior to August 1, 2007 and exercised in the U.S., you will pay the first 20% of tax, and the company will pay the difference between 20% and the amount of U.S. tax plus the gross-up on the difference.
You will receive a $2 million signing bonus via the United States payroll upon your obtaining your L1 visa:
•	Of this amount, $400,000 must be used to purchase a home within commuting distance (via automobile of the Santa Ana, California headquarters office within 12 months of your relocation; otherwise you agree to return the full $400,000 to the company. The $400,000 home purchase assistance payment will be grossed up for all applicable taxes so that you will net the full $400,000.

•	$1 million (including $400,000 for the purchase of a new home as described below) will be subject to a 3-year “claw back provision”. Should you voluntarily terminate your employment with the company within three years of the date of your promotion, other than death or disability, you agree to repay the Company the full $1 million portion of the signing bonus subject to the “claw back provision” within 30 days of your resignation.

•	You will also be responsible for the first 13.2% of tax for the remaining $1.6 million. The company will be responsible for the remaining gross-up so that you will net 86.8% of the $1.6 million USD.
Consistent with the Corporation’s current practice, as a Section 16 officer, you will be required to complete a background investigation and drug screening conducted by the Company.
This promotion is made with the mutual understanding that your employment by Ingram Micro Inc. is on an “at-will” basis; that either you or the company may dissolve the employment relationship at any time for any reason, with or without notice.
Ingram Micro is a values-based company which employs the highest ethical standards and demonstrates honesty and fairness in every action we take. The attached Code of Conduct affirms the company’s commitment to these high standards. By accepting this promotion, you agree to comply with our code of conduct and will be asked to annually provide affirmation to these standards.
If the above confirms your understanding of the terms and conditions of your promotion, please sign both copies of this letter and return one original to Tom Berry, Vice President Corporate Compensation and Benefits, retaining one original for your files.

Alain Monié
September 21, 2007

I am pleased that this promotion will enable you to continue your professional career development with us and am confident that you will continue to make significant contributions to the growth and financial success of Ingram Micro Inc.
Sincerely,

/s/ Gregory M. E. Spierkel Gregory M. E. Spierkel
I have received a copy of this letter and accept the terms of the appointment as outlined above:

/s/ Alain Monié Alain Monié	Date

Attachment:	Code of Conduct

cc:	Tom Berry Larry Boyd Lynn Jolliffe Paul Sakrzewski Personnel File